UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

JANUARY 11, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
   ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Other Events.

On January 8, 2010, CDC Software Corporation, a subsidiary of CDC Corporation, held an Investor Call to discuss its recent offer to acquire all of the outstanding shares of Chordiant Software Corporation. A copy of the transcript from such call is attached hereto as Exhibit 99.1.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, the CDC Software Corporation, or the company, plans to file with the SEC a registration statement on Form F-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction. The definitive proxy statement/prospectus will be mailed to shareholders of Chordiant Software Inc.

INVESTORS AND SECURITY HOLDERS OF CHORDIANT SOFTWARE INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CAREFULLY WHEN FILED WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, when filed, and other documents filed with the SEC by the company through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Monish Bahl, Senior Vice President, Investor Relations (678) 259-8510.

The company and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the company’s directors and executive officers is available in its Registration Statement on Form F-1/A (333-160600), which was filed with the SEC on August 4, 2009. As of January 5, 2010, CDC Software Corporation owned 392,762 shares of Chordiant Software Inc. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as the company’s ability to achieve the synergies and value creation contemplated by the proposed transaction, the company’s ability to promptly and effectively integrate the businesses of Chordiant Software Inc. and the company, the timing to consummate the proposed transaction, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with the company’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of the company’s SEC filings, including, but not limited to, its Registration Statement on Form F-1/A (333-160600), which was filed with the SEC on August 4, 2009, copies of which may be obtained by contacting the company’s Investor Relations department at (678) 259-8510 or at the company’s website at www.cdcsoftware.com.

All information in this communication is as of January 11, 2010. The company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations. Historical results are not indicative of future performance.

Exhibit	Description

99.1	Transcript from January 8, 2010 CDC Software Corporation Investor Call

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2010

CDC CORPORATION

By:	/s/ Donald Novajosky
Name: Donald Novajosky
Title: Vice President, Associate
General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Transcript from January 8, 2010 CDC Software Corporation Investor Call